SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 15, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 12, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into the Seventh Supplemental Indenture in order to add the entities identified in such Seventh Supplemental Indenture as guarantors to its Indenture dated October 21, 2010. A copy of the Seventh Supplemental Indenture is attached hereto as Exhibit 10.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

On August 13, 2013, Navios Acquisition issued a press release announcing the acquisition and delivery of the Nave Celeste, a 298,717 dwt VLCC. The Nave Celeste will be assuming the existing charter of the Shinyo Navigator, a 1996-built VLCC, with a remaining period of 3.3 years (the “Substitution”). As a result of the Substitution, the Nave Celeste and related securities will replace the Shinyo Navigator as certain collateral securing Navios Acquisition’s 8 5/8% First Priority Ship Mortgage Notes due 2017. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 15, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Seventh Supplemental Indenture, dated as of August 12, 2013

99.1	Press Release dated August 13, 2013